# SEC Schedule 13G/A (Amendment No. 14) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Iridium Communications Inc., CIK 0001418819
CUSIP: 46269C102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1750 TYSONS BOULEVARD, SUITE 1400, MCLEAN, Virginia (VA), 22102
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-14-025005
Filed by CIK 0001017918

## Reporting persons
- BAMCO INC /NY/: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,688; sole dispositive power 0; shared dispositive power 12,688; aggregate amount beneficially owned 12,688 (0.01% of the class)
- Baron Capital Group, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 682,926; sole dispositive power 0; shared dispositive power 682,926; aggregate amount beneficially owned 682,986 (0.65% of the class)
- Baron Capital Management, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 670,238; sole dispositive power 0; shared dispositive power 670,238; aggregate amount beneficially owned 670,238 (0.64% of the class)
- Ronald Baron: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 682,926; sole dispositive power 0; shared dispositive power 682,926; aggregate amount beneficially owned 682,926 (0.65% of the class)
- Baron Growth Fund: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Iridium Communications Inc.
Address of issuer's principal executive offices: 1750 TYSONS BOULEVARD, SUITE 1400, MCLEAN, VA 22102

## Item 2. Person Filing
Name of person filing:
Baron Capital Group, Inc. ("BCG"),
BAMCO, Inc. ("BAMCO"),
Baron Capital Management, Inc. ("BCM"),
Ronald Baron
Address of principal business office or, if none, residence:
767 Fifth Avenue, 49th Floor,
New York, NY 10153
Citizenship: BCG, BAMCO and BCM are New York corporations. Ronald Baron is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC), investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 682,926
Percent of class: 0.65
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 682,926
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 682,926

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The advisory clients of BAMCO and BCM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock in their accounts. To the best of the Filing Persons' knowledge, no such person has such interest relating to more than 5% of the outstanding class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: BAMCO and BCM are subsidiaries of BCG. Ronald Baron owns a controlling interest in BCG.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 3.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BAMCO INC /NY/: /s/ Ronald Baron, Chairman and CEO (11/14/2025)
- Baron Capital Group, Inc.: /s/ Ronald Baron, Chairman and CEO (11/14/2025)
- Baron Capital Management, Inc.: /s/ Ronald Baron, Chairman and CEO (11/14/2025)
- Ronald Baron: /s/ Ronald Baron, Individually (11/14/2025)
- Baron Growth Fund: /s/ Ronald Baron, Chairman and CEO (11/14/2025)
Comment: Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)